              SUPPLEMENT TO OFFER TO PURCHASE DATED MARCH 5, 1999

                              KPE ACQUISITION INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                          (ROYAL PHILIPS ELECTRONICS)

           HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH

                 ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)

                                       OF

                             VLSI TECHNOLOGY, INC.
                                       TO

                              $21.00 NET PER SHARE

THE EXPIRATION DATE OF THE OFFER HAS BEEN EXTENDED SUCH THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 14, 1999, UNLESS THE OFFER IS FURTHER EXTENDED.

     THE BOARD OF DIRECTORS OF VLSI TECHNOLOGY, INC. ("THE COMPANY") HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS (THE "RIGHTS") TO PURCHASE PREFERRED STOCK) (COLLECTIVELY, THE "SHARES") OF THE COMPANY WHICH, TOGETHER WITH THE SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 8. THE OFFER IS NOT CONDITIONED UPON ROYAL PHILIPS OR THE PURCHASER OBTAINING FINANCING.

                      The Dealer Manager for the Offer is:

                       [Credit Suisse First Boston logo]

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should (1) complete and sign either the original blue or revised green Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with such stockholder's certificate(s) for the tendered Shares and any other required documents to the Depositary (as defined herein), (2) follow the procedure for book-entry tender of Shares set forth in Section 3 of the Offer to Purchase or
(3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered. Unless the context requires otherwise, all references to Shares herein shall include the associated Rights.

     The Rights are presently evidenced by the certificates for the Common Stock and a tender by a stockholder of such stockholder's shares of Common Stock will also constitute a tender of the associated Rights. A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

     Questions and requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Requests for additional copies of this Supplement, the Offer to Purchase and the revised (green) Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or to brokers, dealers, commercial banks or trust companies.

May 5, 1999

                               TABLE OF CONTENTS

SECTION                                                                   PAGE
-------                                                                   ----
            Introduction................................................    1
        1.  Amended Terms of the Offer; Expiration Date.................    3
        2.  Price Range of Shares; Dividends............................    3
        3.  Certain Information Concerning the Company..................    4
        4.  Certain Information Concerning the Purchaser and Royal
            Philips.....................................................    6
        5.  Background of the Offer since April 7, 1999; Contacts with
            the Company.................................................    6
        6.  Plans for the Company.......................................    6
        7.  The Merger Agreement........................................    6
        8.  Certain Conditions to the Offer.............................   14
        9.  Source and Amount of Funds..................................   15
       10.  Certain Legal Matters; Regulatory Compliance................   15
       11.  Miscellaneous...............................................   16

TO THE HOLDERS OF SHARES OF
VLSI TECHNOLOGY, INC.:

INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), of KPE Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Royal Philips"). Pursuant to this Supplement, the Purchaser is now offering to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI Technology, Inc., a Delaware corporation (the "Company"), including the associated rights to purchase Preferred Stock (the "Rights") issued pursuant to the First Amended and Restated Rights Agreement, dated as of August, 12, 1992 (as amended, the "Rights Agreement"), between the Company and The First National Bank of Boston (the Common Stock and the Rights together are referred to herein as the "Shares"), at $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related revised (green) Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their own name and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through their broker or bank should consult with such institution as to whether there are any fees applicable to a tender of Shares. The Purchaser will pay all charges and expenses of The Bank of New York (the "Depositary"), Credit Suisse First Boston Corporation ("Credit Suisse First Boston") as the dealer manager (the "Dealer Manager") and Innisfree M&A Incorporated (the "Information Agent"). Unless the context requires otherwise, all references to Shares herein shall include the associated Rights, and all references to the Rights shall include all benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

     Except as otherwise set forth in this Supplement and in the revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related original (blue) Letter of Transmittal remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

     Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (green) Letter of Transmittal and the revised (grey) Notice of Guaranteed Delivery circulated with this Supplement. While the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer price per Share described in this Supplement if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer.

     SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $21.00 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

     The Company, the Purchaser and Royal Philips have entered into an Agreement and Plan of Merger, dated as of May 1, 1999 (the "Merger Agreement"), which provides for, among other things, (i) an increase in the price per Share to be paid pursuant to the Offer from $17.00 per Share to $21.00 per Share, net to the seller in cash, (ii) the amendment and restatement of the conditions to the Offer as set forth in their entirety in Section 8 of this Supplement, (iii) the amendment to the Offer such that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, May 14, 1999 and (iv) the merger of the Purchaser with and into the Company (the "Merger") as promptly as is practicable following the consummation of the Offer. In the Merger, each Share issued and outstanding immediately prior to the Merger (other than any Shares held in the treasury of the Company, by Royal Philips, the Purchaser, any subsidiary of Royal Philips or the Purchaser, or by any wholly owned subsidiary of the Company and other than any Dissenting Shares (as such term is defined in the Merger Agreement)) shall be converted into the right to receive $21.00 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share.

     THE BOARD OF DIRECTORS (THE "BOARD") OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Pursuant to the Merger Agreement, the Company has represented that it has amended the Rights Agreement to provide that neither Royal Philips nor any of its "affiliates" or "associates" (each as defined in the Rights Agreement) (including the Purchaser) shall be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur, and that the Rights will not separate from the Shares, as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger or the other transactions contemplated thereby. The Company has also agreed that it would take all necessary action to cause the dilution provisions of the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, without any payment to holders of the Rights issued pursuant to the Rights Agreement.

     The Company has advised Parent and the Purchaser that each member of the Board and each of the Company's executive officers intends to tender all Shares owned by such persons pursuant to the Offer, except to the extent of any restrictions created by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Each of the Company's financial advisors, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Hambrecht & Quist LLC ("Hambrecht & Quist"), has delivered to the Board a written opinion dated May 1, 1999 to the effect that, as of such date and based upon and subject to certain matters stated in their respective opinions, the $21.00 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Such opinions are set forth in full as annexes to the Schedule 14D-9 and should be read carefully in their entirety.

     MINIMUM TENDER CONDITION. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE MINIMUM TENDER CONDITION. CERTAIN OTHER TERMS AND CONDITIONS TO THE CONSUMMATION OF THE OFFER ARE DESCRIBED IN SECTION 8 OF THIS SUPPLEMENT.

     On May 1, 1999, there were outstanding approximately 47,191,000 Shares and there were approximately 11,293,000 Shares subject to issuance pursuant to outstanding stock options, each according to the Company, and, as of such date, 1,235,000 Shares were beneficially owned by KPE Acquisition Inc. and its affiliates. As a result, the Minimum Tender Condition would be satisfied if at least 28,007,001 Shares were validly tendered and not withdrawn prior to the Expiration Date.

     THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED REVISED (GREEN) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  AMENDED TERMS OF THE OFFER; EXPIRATION DATE.

     Pursuant to the Merger Agreement, the Purchaser has agreed to amend the Offer. The price per Share to be paid pursuant to the Offer has been increased from $17.00 per Share to $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Offer. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive the increased price.

     The Company has amended the Rights Agreement to provide that neither Royal Philips nor any of Royal Philips' "affiliates" or "associates", including the Purchaser, will be deemed an Acquiring Person and that the Distribution Date will not be deemed to occur, and that the Rights will not separate from the shares of Common Stock, as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger.

     STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT (SUBJECT TO ADJUSTMENT) FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SHARES UNDER THE OFFER. ACCORDINGLY, STOCKHOLDERS WHO SELL THEIR RIGHTS SEPARATELY FROM THEIR SHARES, IN THE EVENT OF A DISTRIBUTION DATE, AND DO NOT OTHERWISE ACQUIRE RIGHTS MAY NOT BE ABLE TO SATISFY THE REQUIREMENTS OF THE OFFER FOR A VALID TENDER OF SHARES. UNLESS A DISTRIBUTION DATE OCCURS, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS.

     Pursuant to the Merger Agreement, the Offer has been amended such that the Offer will expire at 12:00 midnight, New York City time, on Friday, May 14, 1999, unless and until the Purchaser, subject to the provisions of the Merger Agreement, shall have extended the period during which the Offer is open. The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Friday, May 14, 1999 or any later time and date at which the Offer, as so extended by the Purchaser, shall expire. As of the close of business on May 4, 1999, approximately 235,450 Shares had been tendered and not withdrawn pursuant to the Offer. See Section 7 of this Supplement for a description of the provisions of the Merger Agreement regarding extensions of the Offer by the Purchaser.

     The Offer is conditioned upon satisfaction of the Minimum Tender Condition described above in the Introduction and each of the conditions described in
Section 8 of this Supplement. The Purchaser reserves the right (but shall not be obligated), subject to the provisions of the Merger Agreement, to waive any or all of such conditions.

     The Company has agreed to provide the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Supplement, the revised (green) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by the Purchaser following receipt of such lists from the Company.

2.  PRICE RANGE OF SHARES; DIVIDENDS.

     The reported high and low bid quotations for the Shares on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") during the second quarter (through May 4, 1999) of the year ending December 31, 1999 were
$20 13/16 and $9 3/4, respectively. On April 30, 1999, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing bid price per Share reported on the Nasdaq National Market was $18 7/8. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     See Section 7 of this Supplement for a discussion of certain limitations contained in the Merger Agreement on the ability of the Company to declare and pay dividends.

3.  CERTAIN INFORMATION CONCERNING THE COMPANY.

     The selected financial information of the Company and its consolidated subsidiaries set forth below has been excerpted and derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1998 (the "Form 10-K"), and a press release issued by the Company on April 19, 1999, as reported by Dow Jones News Service. More comprehensive financial and other information is included in such reports (including management's discussion and analysis of results of operations and financial position) and in other reports and documents filed by the Company with the SEC and the financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the SEC and all of the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth in Section 8 of the Offer to Purchase.

                             VLSI TECHNOLOGY, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              THREE MONTHS ENDED          FISCAL YEARS ENDED
                                            -----------------------   ---------------------------
                                            APRIL 2,   DECEMBER 25,   DECEMBER 25,   DECEMBER 26,
                                             1999*        1998*           1998           1997
                                            --------   ------------   ------------   ------------
INCOME STATEMENT DATA
Net revenues..............................  $149,577     $137,869       $547,804       $712,653
Gross profit..............................    57,860       52,982        214,496        307,944
Research and development..................    31,810       30,659        111,708         98,434
Marketing, general and administrative.....    23,957       21,864         93,769        114,011
Special charge............................     4,500           --          7,400             --
Operating income (loss)...................    (2,407)         459          1,619         95,499
Interest and other income (expense),
  net.....................................     3,517        3,592         15,536         13,581
Net income (loss).........................  $  4,703     $ 14,817       $ 20,916       $ 71,818

BALANCE SHEET DATA**
Current assets............................  $425,636     $482,711       $482,711       $533,877
Total assets..............................   882,489      922,045        922,045        922,078
Current liabilities.......................   140,275      183,948        183,948        186,228
Long-term debt, less current maturities...   161,208      164,808        164,808        182,039
Total liabilities.........................   319,041      366,995        366,995        405,683
Shareholders' equity......................   563,448      555,050        555,050        516,395

---------------
 * Source: Press Release of VLSI Technology, Inc. dated April 19, 1999 (unaudited).

** At period end.

     Neither Royal Philips nor the Purchaser takes responsibility for the accuracy or completeness of information contained in this Supplement with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

     Certain Financial Projections. The Company does not as a matter of course make public forecasts or projections as to its future financial performance. However, in connection with the negotiations between Royal Philips and the Company, the Company made available to representatives of Royal Philips certain non-public information (the "Projections") regarding the Company's projected operating performance. The Projections indicated that for the period 1999-2002 the Company's revenues would increase by an average of approxi-mately 23.5% annually and the Company's earnings would increase by an average of approximately 85% annually.

     The Projections were prepared by the Company for internal purposes and not with a view to publication or dissemination to the public. The Projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts, nor have the Projections been audited, examined or otherwise reviewed by independent auditors of the Company. The Projections necessarily make numerous assumptions with respect to the Company's performance, general business and economic conditions and other matters, many of which are beyond the Company's control and are inherently uncertain. No assurance can be given that the Projections will be accurate, and actual future performance may be materially different than the Projections. Inclusion of the Projections should not be regarded as a representation by the Company, Royal Philips, the Purchaser, or any other person that the Projections will prove to be correct. The Projections are included solely because they were provided by the Company to Royal Philips and the Purchaser.

4.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND ROYAL PHILIPS.

     The Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement, continuation and amendment of the Offer. The Purchaser is an indirect wholly owned subsidiary of Royal Philips.

     Royal Philips is a company incorporated under the laws of The Netherlands and is the parent company of the Royal Philips Electronics group. Royal Philips is one of the world's biggest electronics companies and Europe's largest, with sales of US$33.9 billion in 1998. Royal Philips, through its subsidiaries Neglin Lamp and the Purchaser, is the indirect owner of 1,235,000 Shares, which represents approximately 2.1% of the Shares outstanding as of May 1, 1999 on a Fully Diluted Basis.

     Additional information concerning Royal Philips is set forth in Royal Philips' Annual Report on Form 20-F (the "Royal Philips Form 20-F") for the fiscal year ended December 31, 1998, a copy of which may be obtained from the SEC in the manner set forth with respect to information concerning the Company in Section 8.

5.  BACKGROUND OF THE OFFER SINCE APRIL 7, 1999; CONTACTS WITH THE COMPANY.

     On April 7, 1999, Royal Philips and the Company entered into a Confidentiality/Standstill Agreement, pursuant to which the Company agreed that it would provide to Royal Philips and its affiliates access to the Company's senior management and certain non-public information concerning the Company and its affairs. On April 8 and 9, 1999, representatives of Royal Philips met with representatives of the Company to conduct due diligence investigations of the Company's business. Follow-up due diligence investigations continued through the week of April 24, 1999.

     On April 19, 1999, Morgan Stanley and Hambrecht & Quist sent a letter to third parties, including Royal Philips, inviting the submission of an offer to acquire all of the Company's Shares pursuant to the enclosed form of merger agreement. On April 21, 1999, Morgan Stanley and Hambrecht & Quist set April 30, 1999 as the deadline for submitting offers.

     On April 30, 1999, Royal Philips submitted its $21.00 per Share offer together with Royal Philips' proposed changes to the form of merger agreement circulated by Morgan Stanley and Hambrecht & Quist.

     Beginning on the evening of April 30, 1999, and continuing through the evening of May 1, 1999, Sullivan & Cromwell and Latham & Watkins, counsel to Royal Philips and the Company, respectively, negotiated the terms of a definitive merger agreement. The Board unanimously approved the Merger Agreement at a special meeting of the Board held on May 1, 1999. Royal Philips, Merger Sub and the Company executed the Merger Agreement in the evening on May 1, 1999.

6.  PLANS FOR THE COMPANY.

     Pursuant to the Merger Agreement, Royal Philips, the Purchaser and the Company have agreed, among other things, to modify the composition of the Board to include designees of Royal Philips following consummation of the Offer and to make certain changes to the Company's Certificate of Incorporation and Bylaws as of the Effective Time.

7.  THE MERGER AGREEMENT.

     The following is a summary of the Merger Agreement, a copy of which is attached as Exhibit (a)(13) to Amendment No. 7 to Royal Philips' and the Purchaser's Schedule 14D-1 filed with the SEC with respect to the Offer. Such summary is qualified in its entirety by reference to the text of the Merger Agreement.

     The Amended Offer. Pursuant to the Merger Agreement, Royal Philips and the Purchaser have agreed, subject to certain conditions, to amend the Offer (i) to increase the price per Share to be paid pursuant to the Offer from $17.00 per Share to $21.00 per Share, net to the seller in cash, (ii) to amend and restate the conditions to the Offer as set forth in their entirety in Section 8 of this Supplement, (iii) to amend the Offer such that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, May 14, 1999 and (iv) to provide for the Merger as promptly as is practicable following the consummation of the Offer.

     The Purchaser has also agreed that it will not, without the prior written consent of the Company, decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought or extend the Offer (other than as set forth in the next paragraph), impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares. The Purchaser further agreed that, upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

     Royal Philips and Purchaser also agreed that Purchaser shall not terminate or withdraw the Offer or extend the scheduled Expiration Date unless at the Expiration Date the conditions to the Offer described in Annex A of the Merger Agreement (as set forth in their entirety in Section 8 of this Supplement) shall not have been satisfied or earlier waived. If at the Expiration Date, such conditions shall not have been satisfied or earlier waived, Purchaser may and, if requested by the Company, will (subject to certain exceptions) extend the Expiration Date on one or more occasions for an additional period or periods of up to 10 business days at a time until the date which is four months following the date of the Offer. Purchaser may extend the Offer for up to 10 Business Days in the event that (i) the conditions to the Offer shall have been satisfied at the Expiration Date and (ii) the number of Shares tendered and not withdrawn represent more than 50% but less than 90% of the issued and outstanding shares of the Company Common Stock.

     Company Actions. Pursuant to the Merger Agreement, the Company has approved of and consented to the Offer and represented that (i) the Board unanimously (x) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and (y) approved the Merger Agreement and the Offer and the Merger and (ii) Morgan Stanley and Hambrecht & Quist, the Company's financial advisors, have rendered to the Board of Directors of the Company their respective opinions that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders (other than Royal Philips and its affiliates) from a financial point of view.

     The Company also has agreed that it shall, no later than four business days following the date of the Merger Agreement, file with the SEC and cause to be disseminated to stockholders of the Company, an amendment to the Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto, the "Amended Schedule 14D-9") which amendment shall include, subject to the next sentence, the recommendation described in the preceding paragraph. Subject to the provisions of the Merger Agreement described under "Termination" below, such recommendation may be withdrawn, modified or amended to the extent that the Board deems it necessary to do so in the exercise of its fiduciary duty.

     Pursuant to the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer which represent at least a majority of the Shares (on a fully diluted basis), Purchaser will be entitled to designate members of the Board such that Purchaser will have a number of representatives on the Board, rounded up to the next whole number, equal to the product of (x) the total number of directors on the Board multiplied by (y) the percentage of the outstanding Shares owned by Royal Philips or the Purchaser; provided, however, that until the Effective Time, there shall be at least two directors who have served as directors as of the date of the Merger Agreement. The Company will, upon request by the Purchaser, on the date of such request, increase the size of the Board and, if necessary, secure the resignations of such number of directors as is necessary to enable Royal Philips' designees to be elected to the Board and will cause Royal Philips' designees to be so elected.

     Following the election or appointment of the Purchaser's designees and prior to the Effective Time, except for certain actions which are legally required to have full Board approval, any action to be taken by the Board with respect to the Merger Agreement which materially and adversely affects the interests of the Company's stockholders will require approval by a majority of the then serving directors, if any, of the Company who have served as directors as of the date of the Merger Agreement.

     The Merger. The Merger Agreement provides that in accordance with the provisions thereof, at the Effective Time, the Purchaser will be merged with and into the Company, and the Company will be the surviving corporation in the Merger (hereinafter sometimes called the 'Surviving Corporation') and will continue to be governed by the laws of the State of Delaware. At the Effective Time, the separate corporate existence of the Purchaser shall cease.

     Pursuant to the Merger Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of Royal Philips, the Purchaser, the Company or the holders of the Shares of the Purchaser, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares owned by the Company or any of its wholly owned Subsidiaries, Royal Philips, the Purchaser or any other wholly owned Subsidiary of Royal Philips or Shares which are held by dissenting stockholders exercising appraisal rights in accordance with the DGCL) will be converted into the right to receive $21.00 in cash, without interest. For a description of certain appraisal rights available to stockholders under Delaware law in connection with the Merger, see Section 11 of the Offer to Purchase.

     As of the Effective Time, by virtue of the Merger and without any action on the part of Royal Philips, the Purchaser, the Company or the holders of capital stock of the Purchaser, each share of Common Stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

     Under the Merger Agreement, the Company has agreed to use its best efforts to take all action necessary to provide that, immediately prior to the consummation of the Offer, each outstanding employee stock option granted to directors, employees or consultants (an "Option") to purchase Shares under the Company Equity Plans (as defined in the Merger Agreement) which is not then exercisable will be exercisable in full and each Option outstanding prior to the Effective Time pursuant to any of the Company Equity Plans, whether or not then exercisable, will be canceled and only entitle the holder thereof, upon surrender thereof, to receive an amount in cash equal to the difference between $21.00 (or such greater amount which may be paid pursuant to the Offer) and the exercise price per Share of such Option multiplied by the number of Shares previously subject to such Option (such payment to be net of applicable withholding taxes).

     The Merger Agreement also provides that, subject to certain exceptions, the Company shall take all actions necessary to cause the Company Equity Plans to terminate as of the Effective Time. The Company also agreed that it will use its reasonable best efforts to ensure that as soon as practicable following the Effective Time each holder of Options effectively relinquishes all rights with respect to each holder's outstanding options upon payment therefor in accordance with the Merger Agreement.

     The Merger Agreement provides that at the Effective Time and without any further action on the part of the Company and the Purchaser, the certificate of incorporation of the Company shall be amended to read in its entirety as the certificate of incorporation of the Purchaser reads as in effect immediately prior to the Effective Time until thereafter amended, provided that such certificate of incorporation shall be amended to reflect "VLSI Technology, Inc." as the name of the Surviving Corporation.

     Under the Merger Agreement, the bylaws of the Purchaser at the Effective Time shall be the bylaws of the Company until thereafter changed or amended. Under the Merger Agreement, subject to applicable law, the directors of the Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected or qualified or until their earlier resignation or removal. Pursuant to the Merger Agreement, the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected or qualified or until their earlier resignation or removal.

     Agreements of the Company, Royal Philips and the Purchaser. The Merger Agreement provides that, if the Minimum Tender Condition is satisfied, at the request of the Purchaser, the Company will take all action necessary to enable the Purchaser to adopt the Merger Agreement by written consent (the "Written Consent") (including the completion and mailing of an information statement after consultation with Royal Philips and its counsel (the "Information Statement") advising stockholders of the Company that the requisite number of stockholders have consented to the Merger) in accordance with applicable law and the

Company's certificate of incorporation and bylaws and otherwise to notify the holders of Shares as promptly as practicable of the approval of the Merger Agreement and the Merger. Notwithstanding the foregoing, to the extent the Company is unable or it becomes reasonably impractical for the Company to obtain the requisite stockholder approval for the Merger Agreement and the Merger, by means of the Written Consent, the Company shall seek such stockholder approval pursuant to a stockholder meeting as described below.

     Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company shall, as soon as practicable following the acquisition by the Purchaser of the Shares pursuant to the Offer, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the requisite number of votes to approve the Merger, and, the Company shall, through the Board, recommend to its stockholders that they accept the Offer and tender all of their Shares to the Purchaser and vote in favor of the adoption of the Merger Agreement; provided, however, that the Board may withdraw, modify or change such recommendation to the extent that the Board determines to do so in exercise of its fiduciary duties. Notwithstanding anything to the contrary contained in the Merger Agreement, if the Minimum Tender Condition is not met, the Company shall hold the Company Stockholders Meeting for the purpose of allowing the Company's stockholders to vote on the adoption of the Merger Agreement (including in the event that the Board has determined at any time subsequent to the date of the Merger Agreement that the Merger Agreement is no longer advisable and recommends that the stockholders of the Company reject it). The Merger Agreement provides that Royal Philips shall vote or cause to be voted all Shares owned of record by Royal Philips, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and adoption of the Merger Agreement. Prior to the expiration of the Offer, the Merger Agreement provides that Royal Philips shall not purchase, or agree to purchase, any Shares, except pursuant to the terms of the Offer and the Merger.

     The Merger Agreement provides that, if required by applicable law, as soon as practicable following Royal Philips' request, the Company and Royal Philips shall prepare and file with the SEC the proxy statement relating to the Company Stockholders Meeting (the "Proxy Statement"). Each of the Company and Royal Philips shall use its reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders, as promptly as practicable.

     Notwithstanding the preceding paragraph or any other provision of the Merger Agreement, the Merger Agreement provides that in the event that Royal Philips, the Purchaser, or any of Royal Philips' Subsidiaries shall own at least 90% of the Shares, the Company shall not be required to call the Company Stockholders Meeting or to file or mail the Proxy Statement, and the parties to the Merger Agreement shall, at the request of Royal Philips, take all necessary action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company.

     In the Merger Agreement, the Company has covenanted and agreed as to itself and its subsidiaries that, except for certain exceptions, during the period from the date of the Merger Agreement to the Effective Time, among other things, (i) each of the Company and its Subsidiaries will conduct its business in the usual, regular and ordinary course in all material respects, and the Company will use all commercially reasonable efforts to preserve its business organizations intact and its existing relations with customers, suppliers, employees and other business associates; (ii) it will not declare, set aside or pay any dividend in respect of any Shares or issue any capital stock; and (iii) neither the Company nor any of its Subsidiaries will make or authorize any capital expenditures in any manner not reflected in the Company's current budget or incur certain indebtedness other than in the ordinary course of business.

     Pursuant to the Merger Agreement, the Company, its Subsidiaries, or any of the respective officers and directors of the Company or its Subsidiaries, shall not, and the Company shall direct and use its reasonable best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) not to, take or cause, directly or indirectly, any of the following actions with any party other than Royal Philips, the Purchaser or their respective designees: (i) solicit, knowingly encourage, initiate, participate in or otherwise facilitate any negotiations, inquiries or discussions with respect to any offer, indication or proposal to acquire all or more than 15% of its business, assets or capital shares whether by merger, consolidation, other business combination, purchase of assets, reorganization, tender or exchange offer or otherwise (each of the foregoing, an "Acquisition Proposal") or (ii) disclose, in connection with an Acquisition Proposal, any information or provide access to its properties, books or records, except as required by law or pursuant to a governmental request for information. The Company also agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously with respect to any of the foregoing. The Company agreed that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this paragraph of such obligations that it has undertaken. The Company also agreed to promptly request each person which has executed a confidentiality agreement in connection with its consideration of acquiring the Company and/or any of its Subsidiaries to return or destroy all confidential information furnished to such person by or on behalf of the Company.

     Notwithstanding anything to the contrary contained in the previous paragraph, the Merger Agreement provides that prior to the Effective Time the Company may participate in discussions or negotiations with, and furnish non-public information, and afford access to the properties, books, records, officers, employees and representatives of the Company to any Person, entity or group if such Person, entity or group has delivered to the Company, prior to the date of the Company Stockholders Meeting or the Written Consent, as applicable, and in writing, an Acquisition Proposal which the Board in its good faith reasonable judgment determines if consummated would be more favorable, from a financial point of view, to the Company's stockholders than the transactions contemplated by the Merger Agreement, which determination may be made only after the Board receives (i) advice of its legal counsel that the Board would breach its fiduciary duties if it did not accept the Acquisition Proposal and (ii) an opinion of its financial advisors to the effect that the Acquisition Proposal is superior, from a financial point of view, to the Company's stockholders than the transactions contemplated by this Agreement (a "Superior Proposal"). Pursuant to the Merger Agreement, in the event the Company receives a Superior Proposal the Board could execute and enter into an agreement relating to such Superior Proposal and recommend such Superior Proposal to its stockholders, if the Board determines that its fiduciary duties require it to do so; in such case, the Board agrees that it may withdraw, modify or refrain from making its recommendation of the Merger; provided, however, that the Company agreed that it shall (i) promptly notify Royal Philips, and in any event within 24 hours, if any such Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company or any of its Subsidiaries, indicating, in connection with such notice, the name of such person and the material terms of any such Acquisition Proposal, (ii) provide Royal Philips at least 48 hours' prior written notice of the Company's intention to execute or enter into an agreement relating to such Superior Proposal and (iii) terminate the Merger Agreement by written notice to Royal Philips provided no sooner than 48 hours after Royal Philips' receipt of a copy of such Superior Proposal (or a description of the significant terms and conditions thereof).

     Pursuant to the Merger Agreement and subject to certain terms therein, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, the Company has agreed to, upon reasonable notice, afford Royal Philips' officers, employees, counsel, accountants, financial representatives and other representatives access during normal business hours to its and its Subsidiaries' properties, books, contracts, records and representatives and, during such period, will furnish promptly all information concerning its business, properties and personnel as may be reasonably requested.

     Under the Merger Agreement, before issuing any press release or otherwise making any public announcements with respect to the Merger and other transactions contemplated by the Merger Agreement, Royal Philips and the Company will use reasonable efforts to consult with each other.

     Under the Merger Agreement, subject to certain terms therein, for a period of six years after the Effective Time, Royal Philips shall cause to be maintained any indemnification agreements between the Company and its current or former officers and directors that may be in effect.

     Pursuant to the Merger Agreement, for a period of six years after the Effective Time, each of Royal Philips and Surviving Corporation has agreed that it shall maintain the Company's existing directors' and officers' liability insurance policy and employee benefit fiduciary liability insurance (provided that Royal

Philips may substitute therefor policies of substantially similar coverage and amounts containing terms which are no less advantageous); provided, however, that Royal Philips is not obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date of the Merger Agreement by the Company for such insurance.

     Pursuant to the Merger Agreement, Royal Philips has agreed that, for the period of two years commencing on the consummation of the Offer, the employees of the Company and its Subsidiaries will continue to be provided with benefits under employee benefit plans (other than the Company's equity plans) with a value which is comparable in the aggregate with that which is currently provided by the Company and its Subsidiaries to such employees.

     The Merger Agreement further provides that each of Royal Philips, the Purchaser, and the Company shall cooperate with the other and shall use its respective reasonable best efforts to reach a mutually satisfactory arrangement with the United States government or an appropriate agency thereof so that Royal Philips' acquisition of the Shares would not present national security concerns on account of the Company being a party to United States government contracts. See Section 10 ("Certain Legal Matters; Regulatory Compliance").

     Rights Agreement. In the Merger Agreement, the Company has represented that it has amended the Rights Agreement to provide that neither Royal Philips nor any of its "affiliates" or "associates" (each as defined in the Rights Agreement) (including the Purchaser) shall be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur, and that the Rights will not separate from the Shares, as a result of the entering into the Merger Agreement, the commencement of the Offer or the consummation of the Merger or the other transactions contemplated thereby. The Company also agreed that it would take all necessary action to cause the dilution provisions of the Rights Agreement to be inapplicable to the transactions contemplated by the Merger Agreement, without any payment to holders of the Rights issued pursuant to the Rights Agreement.

     Representations and Warranties. The Merger Agreement contains certain representations and warranties by the Company, including representations and warranties concerning: the organization, good standing and qualification of the Company and its Subsidiaries; the capital structure of the Company; the corporate authority of the Company relative to the execution and delivery of and consummation of the transactions contemplated by the Merger Agreement and approval by the Board regarding certain related matters; the substantial compliance with all applicable law of all Company Benefit Plans (as defined in the Merger Agreement); the absence of any violations of the corporate documents and certain instruments of the Company or its Subsidiaries or of any statute, rule, regulation, order or decree, subject to certain exceptions; the accuracy and timelines of filing of reports and documents filed by the Company with the SEC; and the absence since December 31, 1998 to the date of the Merger Agreement of any event or occurrence which, individually or in the aggregate, would have a Material Adverse Effect (as defined in the Merger Agreement) on the Company.

     The Merger Agreement also contains certain representations and warranties by Royal Philips and the Purchaser, including that Royal Philips has available, and will make available to the Purchaser, sufficient funds to consummate the Offer and the Merger and the transactions contemplated thereby.

     Conditions to the Merger.  The conditions to the Offer are set forth in
Section 8 ("Certain Conditions to the Offer"). The Company's, Royal Philips' and the Purchaser's obligations to effectuate the Merger are subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. The Company shall have obtained all approvals of holders of Shares necessary to approve the Merger Agreement and all the transactions contemplated thereby (including the Merger) to the extent required by law.

          (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (c) No Injunction or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that this condition shall not be available to any party whose failure to fulfill its obligations to use its reasonable best efforts to obtain necessary approvals to effectuate the Merger shall have been the cause of, or shall have resulted in, such order or injunction.

          (d) Required Regulatory Approvals. All Required Regulatory Approvals (as defined in the Merger Agreement) shall have been obtained and shall be in full force and effect.

          (e) Completion of the Offer. The Purchaser shall have (i) commenced the Offer pursuant to the Merger Agreement and (ii) purchased, pursuant to the terms and conditions of such Offer, all Shares duly tendered and not withdrawn; provided, however, that neither Royal Philips nor the Purchaser shall be entitled to rely on the condition in clause (ii) above if either of them shall have failed to purchase Shares pursuant to the Offer in breach of their obligations under the Merger Agreement.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after adoption of the Merger Agreement and the matters contemplated herein, including the Merger, by the stockholders of the Company:

          (a) By mutual written consent of Royal Philips and the Company, by action of their respective Board of Directors;

          (b) By either the Company or Royal Philips if (i) the Merger shall not have been consummated by the date which is four months from the date of the Merger Agreement; provided further that the right to terminate the Merger Agreement under this clause (i) shall not be available to any party whose failure to fulfill any obligation or condition under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date and shall not be available to Royal Philips if it has purchased Shares pursuant to the Offer; (ii) the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided that Royal Philips may terminate the Merger Agreement pursuant to this clause (ii) only if Royal Philips' or the Purchaser's termination or withdrawal of the Offer is not in violation of the terms of the Merger Agreement or the Offer; (iii) any governmental entity shall have issued an order, decree or ruling to taken any other action (which order, decree, ruling or other action the parties shall have used their reasonable efforts to resist, resolve or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; (iv) any approval by the stockholders of the Company required for the consummation of the Merger or the other transactions contemplated hereby shall not have been obtained at the Company Stockholders Meeting or any adjournment thereof by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at nay adjournment thereof; and (v) the Offer terminates or expires on account of the failure of any condition specified in Annex A to the Merger Agreement without Purchaser having purchased any Shares thereunder (provided that the right to terminate the Merger Agreement pursuant to this clause (v) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of any such condition);

          (c) By Royal Philips, prior to the purchase by Purchaser of Shares pursuant to the Offer, as applicable, if (i) the Board shall have withdrawn or adversely modified it recommendation of the Offer, the Merger or the Merger Agreement or the Board, upon request by Royal Philips, shall fail to reaffirm such approval or recommendation within 10 business days after such request if an Acquisition Proposal is pending, or shall have resolved to do any of the foregoing; (ii) the Board shall have recommended to the stockholders of the Company that they approve an Acquisition Proposal other than transactions contemplated by the Merger Agreement; (iii) a tender offer or exchange offer that, if successful, would result in any person or "group" becoming a "beneficial owner" (such terms having the meaning in this Agreement as is ascribed under Regulation 13D under the Exchange Act) of 15% or more of the outstanding Shares is commenced (other than by Royal Philips or an affiliate of Royal Philips) and the Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer; (iv) for any reason the Company fails to call and hold the Company Stockholders Meeting by the date that is four months from the date of the Merger Agreement (subject to Royal Philips and the Purchaser not having terminated or withdrawn the Offer in violation of the terms of the Merger Agreement and Royal Philips and the Purchaser otherwise being in material breach of any covenant, agreement, representation or warranty set forth in the Merger Agreement) or (v) the Company or any of its Subsidiaries, or any of their respective representatives, shall (A) wilfully and materially breach their obligations relating to an Acquisition Proposal, or (B) or take an action that would be prohibited relating to an Acquisition Proposal but for the fact that such Acquisition Proposal is a Superior Proposal;

          (d) By Royal Philips, upon (i) prior to the Purchaser's purchase of Shares pursuant to the Offer, a material breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement or
     (ii) any representation or warranty of the Company that is qualified as to materiality shall have become untrue; or (iii) any representation or warranty of the Company that is not so qualified shall have become untrue in any material respect (a "Terminating Company Breach"); provided, however, that, such Terminating Company Breach must be reasonably likely to materially adversely affect the Company or the consummation of the Offer or the Merger and if such Terminating Company Breach is capable of being cured by the Company prior to the Effective Time through the exercise of its best efforts, so long as the Company continues to exercise such best efforts, Royal Philips may not terminate the Merger Agreement under this section; and

          (e) By the Company, if (i) prior to the purchase by the Purchaser of Shares pursuant to the Offer, as applicable, the Board determines to accept a Superior Proposal; (ii) there is a material breach of any covenant or agreement on the part of Royal Philips or the Purchaser set forth in the Merger Agreement; or (iii) any representation or warranty of Royal Philips or the Purchaser that is qualified as to materiality shall have become untrue or any representation or warranty of Royal Philips or the Purchaser that is not so qualified shall have become untrue in any material respect ("Terminating Parent Breach"); provided, however, that, such Terminating Parent Breach must be reasonably likely to materially adversely affect the consummation of the Offer or the Merger and if such Terminating Parent Breach is capable of being cured by Royal Philips prior to the Effective Time through the exercise of its best efforts, so long as Royal Philips continues to exercise such best efforts, the Company may not terminate the Merger Agreement under this section; or (iv) if the Purchaser shall have failed to amend the Offer within the two business day period specified in the Merger Agreement or Purchaser fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement.

     In the event that (x) the Merger Agreement is terminated for the reasons described in subsection (c) or subsection (e)(i) above or (y) the Offer shall have remained open for a minimum of at least 20 business days from the date it is amended pursuant to the Merger Agreement, Royal Philips shall not have purchased the Minimum Shares pursuant to the Offer and during the pendency of the Offer there shall have been an Acquisition Proposal made or any person or group shall have become the beneficial owner of 15% or more of the outstanding shares of the Company Common Stock, then the Company shall pay Royal Philips in cash (A) $30,000,000 plus (B) up to $7,500,000 of Royal Philips' reasonable and documented expenses incurred in connection with the Offer and Merger ((A) and (B) together, the "Termination Fee"), which amount shall be payable by wire transfer of immediately available funds no later than two business days after such termination, in the case of clause (x), or within two business days of the Company entering into an agreement or a person becoming the beneficial owner of 40% or more of the Company's outstanding Shares, in the case of clause (y); provided, however, the Termination Fee shall not be payable following termination by Royal Philips for the reasons described in subsection (c)(v)(B) above unless within one year of the date of such termination the Company or one or more of its affiliates enters into an agreement providing for the consummation of an Acquisition Proposal (as specifically defined for purposes of this proviso), in which case the Company shall pay Royal Philips the Termination Fee within two business days after the entry into such agreement; provided, further, however, that the one year period in the period in the preceding provision shall be deemed to be two years if the Company enters into an agreement providing for the consummation of an Acquisition Proposal with the Person that made the Superior Proposal that caused the Company to take the actions that triggered Royal Philips' right to terminate under subsection
(c)(v)(B) above.

     Amendment. Subject to applicable law, the Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company.

     The capitalized terms used but not otherwise defined in this Section 7 shall have the meanings set forth in the Merger Agreement.

8.  CERTAIN CONDITIONS TO THE OFFER.

     Pursuant to the Merger Agreement, the conditions of the Offer are amended and restated in their entirety as follows:

     The Offer shall be conditioned upon the Minimum Shares being validly tendered and not withdrawn prior to the Expiration Date. Moreover, notwithstanding any other provision of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be obligated to accept for payment any Shares until all Required Regulatory Approvals shall have been obtained, made or satisfied and until the expiration of any waiting periods applicable under antitrust or competition laws of any applicable jurisdiction and the Purchaser shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or payment for, any Share tendered in the Offer, or if the Minimum Shares shall not have been validly tendered pursuant to the Offer and not withdrawn, may terminate or amend the Offer, subject to the terms and conditions of the Merger Agreement and the Purchaser's obligation to extend the Offer pursuant to Section 1.1(b) of the Merger Agreement, if, prior to the time of acceptance for payment of any such Shares (whether or not any other Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following shall occur and remain in effect:

          (a) the Company, Royal Philips and the United States government or appropriate agency thereof shall not have reached a mutually satisfactory arrangement so that Royal Philips' acquisition of the Shares would not present national security concerns on account of the Company being a party to government contracts; provided that Royal Philips' invocation of this condition shall be subject to Royal Philips' satisfaction of its obligations under Section 4.3(b) of the Merger Agreement;

          (b) there shall be pending any action, litigation or proceeding (hereinafter, an "Action") by any Governmental Entity: (i) challenging the acquisition by Royal Philips or the Purchaser of Shares or seeking to restrain or prohibit the consummation of the Offer or the Merger; (ii) seeking to prohibit or impose any material limitations on Royal Philips', the Purchaser's or any of their respective affiliates' ownership or operation of all or any material portion of the business or assets of the Company and its Subsidiaries taken as a whole or the business or assets of any significant Subsidiary of Royal Philips, or to compel Royal Philips or the Purchaser to dispose of or hold separate all or any material portion of Royal Philips' or the Purchaser's or the Company's business or assets (including the business or assets of their respective affiliates and Subsidiaries) as a result of the Offer or the Merger; (iii) seeking to impose material limitations on the ability of Royal Philips or the Purchaser effectively to acquire or hold, to exercise full rights of ownership of, the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the shareholders of the Company, which in the case of clause (i), (ii) or (iii), if successful or if the Offer were consummated prior to the resolution thereof, would have a Material Adverse Effect on the Company or Royal Philips or would materially and adversely effect the ability of Royal Philips to conduct its business or the business of the Company following the consummation of the Offer or Royal Philips demonstrates would reasonably be determined to have a material adverse effect on the economic or business benefits of the Merger;

          (c) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed to or become applicable to the Offer or the Merger, or any other action shall have been taken by any court or other Governmental Entity, that is reasonably expected to result in any of the effects of any Action referred to in clauses (i) through (iii) of paragraph (b) above;

          (d) there shall have been a Material Adverse Effect on the Company; or

          (e) the Agreement shall have been terminated by the Company or Royal Philips or the Purchaser pursuant to its terms.

     The foregoing conditions are for the sole benefit of Royal Philips and the Purchaser and may be asserted by Royal Philips and the Purchaser regardless of the circumstances giving rise to such condition or, except for the Minimum Condition, may be waived by Royal Philips and the Purchaser in whole or in part at any time and from time to time, by express and specific action to that effect, in whole or in part at any time and from time to time in their sole discretion. The failure by Royal Philips or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     The capitalized terms used in this Section 8 shall have the meanings set forth in the Merger Agreement.

9.  SOURCE AND AMOUNT OF FUNDS.

     The Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by Purchaser) on a Fully Diluted Basis pursuant to the Offer and the Proposed Merger and to pay related fees and expenses of Royal Philips and the Purchaser will be approximately $1,121,546,210 (taking into account any proceeds to be received by the Company upon the exercise of options). The Purchaser will obtain these funds from Royal Philips, which will utilize its internal cash reserves to finance the Offer and the Proposed Merger.

10.  CERTAIN LEGAL MATTERS; REGULATORY COMPLIANCE.

     Antitrust Compliance. On March 23, 1999, the waiting period under the HSR Act expired with respect to the acquisition of Shares pursuant to the Offer and the Merger.

     Royal Philips is in the process of collecting information from the Company in order to determine whether prior to consummation of the Offer antitrust or other competition law filings must be made in Europe. If any such filing is required, waiting periods or similar timing requirements may apply that would require that the Offer be extended beyond the Expiration Date.

     Government Contracts. In order to determine whether the United States government would take the position that the Offer and Merger would impair the national security of the United States on account of the Company's government contracts, on March 10, 1999, Royal Philips filed a Voluntary Notice pursuant to the Exon-Florio Amendment and the final regulations thereunder, to notify CFIUS of the Offer. Because Royal Philips was able to obtain limited information regarding VLSI's government contracts, CFIUS notified Royal Philips that it intended to commence an investigation in order to determine the national security implications of the Offer. In order to avoid the time consuming investigation process, Royal Philips withdrew its Voluntary Notice with the expectation that in the context of a possible negotiated transaction between Royal Philips and the Company a more expedient resolution addressing any national security concerns could be arranged. Pursuant to the Merger Agreement, each of Royal Philips, the Purchaser and the Company have agreed to cooperate with each other and to use its reasonable best efforts to reach a mutually satisfactory arrangement with the United States government or an appropriate agency thereof so that Royal Philips' acquisition of the Shares would not present national security concerns on account of the Company being a party to government contracts. In determining whether any such arrangement is satisfactory, Royal Philips must take into account the relative materiality of the Company's government contract business as compared to the business of the Company as a whole. Furthermore, the consummation of the Offer is conditioned upon the parties reaching a mutually satisfactory arrangement with respect to this matter. Though no assurance can be given, Royal Philips, the Purchaser and the Company expect that such an arrangement will be reached.

     Litigation. On May 4, 1999, Royal Philips and the Purchaser dismissed the lawsuit they had initiated against the Company and the Board on March 5, 1999 in the Court of Chancery of the State of Delaware.

11.  MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     Neither the Purchaser nor Royal Philips is aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

     The Purchaser and Royal Philips have filed with the SEC a Statement on Schedule l4D-1 pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in
Section 9 of the Offer to Purchase.

     EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED (GREEN) LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE.

     No person has been authorized to give any information or make any representation on behalf of Royal Philips or the Purchaser not contained in this Supplement, the Offer to Purchase or in the revised (green) Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     Neither the delivery of this Supplement or the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Royal Philips, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Supplement.

                                                     KPE ACQUISITION INC.

May 5, 1999

     Manually signed facsimile copies of the revised (green) Letter of Transmittal or an original (blue) Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:
                              THE BANK OF NEW YORK

           BY MAIL:                 FACSIMILE TRANSMISSION:      BY HAND OR OVERNIGHT COURIER:
 Tender & Exchange Department     (for Eligible Institutions     Tender & Exchange Department
        P.O. Box 11248                       Only)                    101 Barclay Street
     Church Street Station              (212) 815-6213            Receive and Deliver Window
 New York, New York 10286-1248                                     New York, New York 10286
                                  FOR CONFIRMATION TELEPHONE:
                                        (800) 507-9357

     Any questions and requests for assistance or additional copies of the Supplement, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           INNISFREE M&A INCORPORATED
                          501 Madison Ave., 20th Floor
                            New York, New York 10022
                 Banks and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll Free: (888) 750-5834

                      The Dealer Manager for the Offer is:

                     CREDIT SUISSE FIRST BOSTON CORPORATION
                             Eleven Madison Avenue
                         New York, New York 10010-3629
                         Call Toll Free (800) 646-4543